

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Jason Fox
Chief Executive Officer
Net Lease Office Properties
One Manhattan West, 395 9th Avenue, 58th Floor
New York, New York 10001

      Re: Net Lease Office Properties
          Amendment No. 1 to
          Draft Registration Statement on Form 10
          Submitted June 23, 2023
          CIK No. 0001952976

Dear Jason Fox:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2022 letter.

Revised Draft Registraton Statement on Form 10

The Separation and Distribution Agreement, page 54

1.   We noted only minor revisions in response to prior comment 2, therefore we reissue the comment. We note your disclosure that the Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of you and WPC as part of the Separation. Please expand your disclosure to identify and quantify the material liabilities and obligations to be allocated pursuant to your Separation and Distribution Agreement and related agreements. In addition, please revise to briefly describe these liabilities and obligations in the summary.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Darren Guttenberg, Esq.